[Reference Translation]

March 20, 2014

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION Name and Title of Representative:
Akio Toyoda, President (Code Number: 7203 Securities exchanges throughout Japan)
Name and Title of Contact Person:
Hiroshi Nishida, Project General Manager of Accounting Division (Telephone Number: 0565-28-2121)

Notice Concerning Entry into Agreement with

the U.S. Attorney’s Office for the Southern District of New York

Toyota Motor Corporation (TMC) entered into a deferred prosecution agreement (DPA) with the U.S. Attorney’s Office for the Southern District of New York to resolve its investigation related to the company’s 2009-2010 recalls in connection with potential “sticking” accelerator pedals and floor mat entrapment.

Since February 2010, the U.S. Attorney’s Office for the Southern District of New York had been investigating TMC’s communications and decision-making processes relating to the above recalls. Pursuant to the DPA, TMC has agreed to make a payment totaling $1.2 billion, and the U.S. Attorney’s Office for the Southern District of New York has agreed to defer prosecution against TMC, subject to TMC’s compliance with the terms of the DPA.

In the more than four years since these recalls, we have gone back to basics at TMC to put our customers first. We have made fundamental changes across our global operations to become a more responsive company – listening better to our customers’ needs and proactively taking action to serve them. Specifically, we have taken a number of steps that have enabled us to enhance quality control, respond more quickly to customer concerns, strengthen regional autonomy and speed up decision-making. We are committed to continued improvement in everything we do to keep building trust in our company, our people and our products.

TMC expects to record a $1.2 billion charge against earnings in the fiscal year ending March 31, 2014 for costs relating to the above agreement.